                                                                  EXHIBIT 10.23




                                AN APPRAISAL OF
                             LARKIN ANNEX BUILDING
                                AND EXCESS LAND
                              SOUTH MIAMI, FLORIDA

(LOGO)  VALUATION COUNSELORS GROUP, INC.

        340 Interstate North Parkway
        Atlanta, Georgia 30339
        (404) 955-0088
        (Fax) 955-0466





                                                               February 11, 1994


HealthSouth Corporation
Two Perimeter Park South
Birmingham, Alabama  35243

Attention:  Mr. Mike Martin, Treasurer

Gentlemen:

In accordance with your request, we are pleased to submit this appraisal report covering the market value of the office building identified as follows:

                             LARKIN ANNEX BUILDING
                                AND EXCESS LAND
                           6129 SOUTHWEST 70TH STREET
                          SOUTH MIAMI, FLORIDA  33143

The purpose of this valuation is to estimate the market value of the subject property's leased fee estate as of September 29, 1993, the effective date of this report. The report is to be used for asset valuation purposes. HealthSouth Corporation is selling nine professional office buildings for the purpose of establishing a real estate investment trust (REIT). This valuation assumes that the prospective REIT is the owner of the property, with HealthSouth Corporation guaranteeing annual net rental income of $11.00 per rentable square foot of building area associated with the building and 19,787 square feet of land area and $120,000 of annual rental associated with 100,000 square feet of excess land area.

This appraisal investigation includes visits to the facility, discussions with the current owners and management of the property, a review of available financial data, discussions with local brokers and government offices, and research and analysis of the market.

"Market value" is defined as:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

HealthSouth Corporation
February 11, 1994
Page Two



         o       Buyer and seller are typically motivated;

         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

         [The Appraisal of Real Estate, p. 21, 10th Ed., published by The Appraisal Institute.]


The subject property includes a two-story specialty office/storage building which is located on a 119,787 square foot site. The office building is a two-story, Class C structure containing 10,255 square feet which is currently 100 percent occupied by HealthSouth. Approximately 19,787 square feet is associated with the building with 100,000 square feet of the land site associated with parking for the hospital.

In arriving at the opinion expressed in this report, it is assumed that the title to the property is free and clear and held under responsible ownership. The information furnished us by others is believed to be reliable, but no responsibility for its accuracy is assumed. The value reported herein is based upon the integrity of the information provided.

Based upon the procedures, assumptions and conditions outlined in this report, we estimate the market value of the leased fee interest in the property appraised is, as of September 29, 1993, to be reasonably represented as follows:

                 Larkin Annex Building Site        $1,100,000
                                                   ==========
                 Excess Land                       $1,200,000
                                                   ==========

HealthSouth Corporation
February 11, 1994
Page Three



We have no responsibility to update our report for events and circumstances occurring after the date of this report.

Neither the whole, nor any part of this appraisal or any reference thereto may be included in any document, statement, appraisal or circular without Valuation Counselors Group, Inc.'s prior written approval of the form and context in which it appears.

This appraisal report consists of the following:

         o       This letter outlining the services performed;

         o       Certification of the appraiser;

         o       A Statement of Facts and Limiting Conditions;

         o       A Summary of Salient Facts and Conclusions;

         o       A Narrative section detailing the appraisal of the property;
                 and

         o       An Exhibit section containing supplementary data.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                                        Respectfully submitted,

                                        VALUATION COUNSELORS GROUP, INC.

                                        /s/ Patrick J. Simers
                                        ---------------------
                                        Patrick J. Simers
                                        Managing Director

PJS:jef

                            APPRAISER CERTIFICATION


I, the undersigned, do hereby certify that to the best of my knowledge and belief:

         The statements of fact contained in this report are true and correct.

         The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions, and conclusions.

         I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

         My compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in or the use of this report.

         My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Code of Professional Ethics, the Appraisal Institute, American Society of Appraisers, and the Uniform Standards of Professional Appraisal Practice.

         The use of this report is subject to the requirements of the Appraisal Institute and American Society of Appraisers relating to review by its duly authorized representatives.

         I have made a personal inspection of the property that is the subject of this report.

         No one provided significant professional assistance to the person signing this report.



         /s/ Patrick J. Simers
         ---------------------
         Patrick J. Simers
         Managing Director

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


Valuation Counselors Group, Inc. strives to clearly and accurately disclose the assumptions and limiting conditions that directly affect an appraisal analysis, opinion, or conclusion. To assist the reader in interpreting this report, such assumptions are set forth as follows:

Appraisals are performed, and written reports are prepared by, or under the supervision of, members of the Appraisal Institute in accordance with the Institute's Standard of Professional Practice and Code of Professional Ethics.

Appraisal assignments are accepted with the understanding that there is no obligation to furnish services after completion of the original assignment. If the need for subsequent services related to an appraisal assignment (e.g., testimony, updates, conferences, reprint or copy services) is contemplated, special arrangements acceptable to Valuation Counselors Group, Inc. must be made in advance. Valuation Counselors Group, Inc. reserves the right to make adjustments to the analysis, opinions and conclusions set forth in the report as we may deem necessary by consideration of additional or more reliable data that may become available.

No opinion is rendered as to legal fee or property title, which are assumed to be good and marketable. Prevailing leases, liens and other encumbrances, including internal and external environmental conditions and structural defects, if any, have been disregarded, unless otherwise specifically stated in the report. Sketches, maps, photographs, or other graphic aids included in appraisal reports are intended to assist the reader in ready identification and visualization of the property and are not intended for technical purposes.

It is assumed that: no opinion is intended in matters that require legal, engineering, or other professional advice which has been or will be obtained from professional sources; the appraisal report will not be used for guidance in legal or professional matters exclusive of the appraisal and valuation discipline; there are no concealed or dubious conditions of the subsoil or subsurface waters including water table and floodplain, unless otherwise noted; there are no regulations of any government entity to control or restrict the use of the property unless specifically referred to in the report; and the property will not operate in violation of any applicable government regulations, codes, ordinances or statutes.

In the absence of competent technical advice to the contrary, it is assumed that the property being appraised is not adversely affected by concealed or unapparent hazards, such as, but not limited to, asbestos, hazardous or contaminated substances, toxic waste or radioactivity. The appraiser is not qualified to detect such substances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


No engineering survey has been made by the appraiser. Except as specifically stated, data relative to size and area were taken from sources considered reliable, and no encroachment of real property improvements is considered to exist.

Information furnished by others is presumed to be reliable, and where so specified in the report, has been verified; however, no responsibility, whether legal or otherwise, is assumed for its accuracy, and cannot be guaranteed as being certain. All facts and data set forth in the report are true and accurate to the best of Valuation Counselors Group, Inc.'s knowledge and belief. No single item of information was completely relied upon to the exclusion of other information.

It should be specifically noted by any prospective mortgagee that the appraisal assumes that the property will be competently managed, leased, and maintained by financially sound owners over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's or owner's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

No effort has been made to determine the impact of possible energy shortages or the effect on this project of future federal, state or local legislation, including any environmental or ecological matters or interpretations thereof.

The date of the appraisal to which the value estimate conclusions apply is set forth in the letter of transmittal and within the body of the report. The value is based on the purchasing power of the United States dollar as of that date.

Neither the report nor any portions thereof, especially any conclusions as to value, the identity of the appraiser, or Valuation Counselors Group, Inc., shall be disseminated to the public through public relations media, news media, sales media or any other public means of communications without the prior written consent and approval of Valuation Counselors Group, Inc.

Unless otherwise noted, Valuation Counselors Group, Inc. assumes that there will be no changes in tax regulations.

No significant change is assumed in the supply and demand patterns indicated in the report. The appraisal assumes market conditions observed as of the current date of our market research stated in the letter of transmittal. These market conditions are believed to be correct; however, the appraisers assume no liability should market conditions materially change because of unusual or unforeseen circumstances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


The report and the final estimate of value and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed, solely for the purposes stated and should not be relied upon for any other purpose. Any allocation of total price between land and the improvements as shown is invalidated if used separately or in conjunction with any other report.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS



GENERAL DATA
- ------------
Effective Date of Value:                                September 29, 1993

Last Date of Inspection:                                September 29, 1993

Property Identification:                                Larkin Annex Building

Property Location:                                      6129 SW 70th Street, South Miami, Florida

Interest Appraised:                                     Leased Fee Estate

Gross Building Area:                                    10,255 square feet

Net Rentable Area:                                      10,255 square feet

Subject Land Size:                                      119,787 square feet, or 1.072 acres

Improvements Description:                               Two-story, Class C office/specialty building that was constructed in 1970 with remodeling to the building conducted in 1980.

Occupancy Percentage:                                   100%


CONCLUSIONS                                               Building Site            Excess Land
- -----------                                               -------------            -----------
Cost Approach:                                              $800,000                $1,200,000

Direct Sales Comparison Approach:                              N/A                     N/A

Income Approach:                                           $1,100,000               $1,200,000


Final Value Estimates:                                     $1,100,000               $1,200,000

                                       TABLE OF CONTENTS




                                                                                             Page
                                                                                             ----
Transmittal Letter
Appraiser Certification
Statement of Facts and Limiting Conditions
Summary of Salient Facts and Conclusions

INTRODUCTION                                                                                    1
     Property Identification                                                                    1
     Purpose and Effective Date of the Appraisal                                                1
     Function of the Appraisal                                                                  1
     Scope of the Appraisal                                                                     1
     Property Rights Appraised                                                                  2
     Definition of Value                                                                        2
     History of the Property                                                                    3
     History and Nature of the Business Environment                                             3

DESCRIPTIVE DATA                                                                                6
     Regional Analysis                                                                          6
     Neighborhood Analysis                                                                     10
     Zoning                                                                                    11
     Real Estate Taxes and Assessments                                                         11
     Site Analysis                                                                             12
     Building and Site Improvements                                                            13

HIGHEST AND BEST USE                                                                           15

VALUATION SECTION                                                                              19
     Valuation Methodology                                                                     19
     Cost Approach                                                                             20
     Income Approach                                                                           31

CORRELATION AND CONCLUSION                                                                     35

                       TABLE OF CONTENTS




EXHIBIT SECTION
- ---------------
Exhibit A     -    Professional Qualifications
Exhibit B     -    Legal Description
Exhibit C     -    Metropolitan Area/Neighborhood Map
Exhibit D     -    Tax Plat Map
Exhibit E     -    Land Sale Location Map
Exhibit F     -    Leasing Status Schedule
Exhibit G1    -    Building Description
Exhibit G2    -    Land Improvements Description
Exhibit H     -    Office Building Comparables
Exhibit I     -    Subject Photographs
Exhibit J     -    Lease Agreement

                                  INTRODUCTION


PROPERTY IDENTIFICATION

The subject of this appraisal is the Larkin Annex Building and associated excess land. The subject property includes a two-story specialty office/storage building which is located on a 119,787 square foot site. The office building is a two-story, Class C structure containing 10,255 square feet which is currently 100 percent occupied by HealthSouth. Approximately 19,787 square feet is associated with the building with 100,000 square feet of the land site associated with parking for the hospital.


PURPOSE AND EFFECTIVE DATE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the real property identified above. The effective date of valuation is September 29, 1993, the date of our last inspection.


FUNCTION OF THE APPRAISAL

The report is to be used for internal financial valuation purposes. The owners are considering the sale of nine professional office buildings for the purpose of establishing a real estate investment trust (REIT).


SCOPE OF THE APPRAISAL

This appraisal engagement includes all three of the standard valuation approaches and is in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and Society of Real Estate Appraisers. The scope of our assignment included collecting, verifying and analyzing market and property data applicable to the three approaches and consistent with the property's highest and best use. The results of the three approaches are then reconciled into a final value conclusion considering the relevancy and quality of data presented in each of the approaches.

PROPERTY RIGHTS APPRAISED

The property right appraised herein is the Leased Fee Estate.

"Leased Fee Estate" is:

         "an ownership held by the landlord with the right of use and occupancy conveyed by lease to others; the rights of lessor (the leased fee owner) and leased fee are specified by contract terms contained within the lease."

         [The Appraisal of Real Estate, p. 123, 10th Ed., published by The Appraisal Institute.]


DEFINITION OF VALUE

For the purpose of this valuation, "market value" is defined as follows:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         o       Buyer and seller are typically motivated;

         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

         [The Appraisal of Real Estate, P. 21, 10th Ed., published by The Appraisal Institute.]

HISTORY OF THE PROPERTY

The subject was originally constructed in 1970 with renovation to the building conducted in 1980. The building and land was purchased by HealthSouth corporation in 1992 with their purchase of the adjacent hospital. No other deed transactions were recorded on the property over the last three years. The building is presently occupied with accounting and housekeeping departments associated with the hospital.

The subject professional office building has reportedly not been marketed for sale and is not currently under an agreement of sale. No other deed transfers were noted in the last three years. A title search is recommended for official determination.


HISTORY AND NATURE OF THE BUSINESS ENVIRONMENT

United States Economic Performance and Outlook

The value of the business enterprise value is influenced by potential returns available from alternative investments. These return expectations are affected by economic conditions as they impact the ability of a business enterprise to generate a return on its invested capital. Perhaps the most important economic indicator affecting potential investor returns is the aggregate demand for goods and services. Aggregate demand is measured by a country's Gross Domestic Product (GDP), which is the sum of all domestic expenditures for consumption, government services, and net exports.

As of the valuation date, the United States economy is currently mired in a period of slow economic growth. Gross Domestic Product (GDP) increased at a
2.1 percent annual rate during 1992 after declining (1.2%) during 1991. The GDP was 0.7 percent and 1.6 percent, respectively, for the first and second quarters of 1993, or an annualized rate of 1.1 percent.

The components of GDP indicate that the economic recovery is affecting many sectors of the economy. Personal consumption expenditures, which account for approximately two-thirds of GDP, rose only 1.3 percent during the first half of 1993. Non- residential Fixed Investment advanced 2.2 percent and Residential Fixed Investment grew 1.7 percent. Federal Government Purchases declined (0.6%) over the same period.

Federal Government Purchases account for 7.2 percent of the total GDP, and this decline is limited to the rate of overall GDP growth.

The value of the business enterprise value is also affected by the current and expected levels of inflation and interest rates. Inflation creates uncertainty in the mind of investors as they attempt to estimate future investment returns. This uncertainty is incorporated into both the required return on equity and debt capital.

The economic downturn has resulted in sharply lower inflation. The Consumer Price Index (CPI) ended 1992 with a 3.0 percent increase compared to a 4.2 percent increase during 1991. The CPI for 1993 is currently estimated at 3.3 percent. The GDP Deflator, a much broader price level index, ended 1992 with a
2.6 percent annual increase compared to a 4.0 percent increase during 1991.
The GDP Deflator is currently estimated at 2.5 percent for 1993.

The Federal Reserve Bank has adopted a relatively easier monetary policy as a result of the recession. Interest rates, as represented by long-term Treasury bond yields, declined approximately ten basis points compared to rates existing a year earlier. Long-term corporate bond rates have also decreased and the Federal Reserve's discount rate reductions have prompted commercial banks to lower their prime lending rate to 6.0 percent. Selected monetary statistics are presented in the following table.


                    INTEREST RATES AND SELECTED STATISTICS


                                         JUNE 30, 1993        JANUARY 2, 1992

  Federal Fund Rate                           3.0%                 3.9%
  90-Day Treasury Bill Rate                   3.1%                 3.9%
  30-Year Treasury Bond                       6.9%                 7.5%
  Aaa Bond Yield                              7.4%                 8.2%
  Prime Rate                                  6.0%                 6.5%

Economic Outlook

According to Value Line's Quarterly Economic Review, dated June 30, 1993, the economic recovery is now two years old, but shows much slower growth than normal for a mature recovery. Among factors cited by Value Line for contributing to the slow growth are "high debt, stagnant personal income, low consumer confidence and a troubling unemployment rate". Value Line's Quarterly Economic Review identified the following estimates for selected economic statistics from 1993 to 1995.


                                                          1993           1994           1995

   Real GDP                                               2.7%           3.2%           3.3%
   Personal Consumption Expenditures                      2.8%           2.7%           2.5%
   Federal Government Purchases                          (5.2%)         (3.0%)         (4.0%)
   30-Year Treasury Bond Yields                           7.1%           7.2%           7.2%
   Prime Rate                                             6.0%           6.3%           6.7%
   Consumer Price Index                                   3.5%           3.5%           3.6%

                                DESCRIPTIVE DATA

REGIONAL ANALYSIS

South Miami is located on the southwest border of Coral Gables in Dade County, Florida. The area is generally known for its fine residential areas, educational facilities, its quality of life, and is one of the nation's leading locations for multi-national corporate headquarters.

Trends in population, housing, employment and income are contributing social and economic forces that impact property values. Each of these elements is discussed separately.

POPULATION

The Dade County region encompasses 26 municipalities with an estimated 1992 popu-lation of 1,982,901. This figure represents a growth estimate of approximately 22 percent over 1980 levels. The subject facility is located in the eleventh largest municipality in the county and presently has an estimated population of 10,459. It is anticipated, by the year 2000, that the population will continue to expand in the county to an estimated 2,201,836 with individual communities in the region sharing in this growth.

The median age of the population in the community is estimated at 35.5 with 21 percent of the population represented at under 18 years of age and 13 percent of the population represented above 65 years of age. This compares to an overall median age of 34.2 for the county with 24 percent of the population represented at under age 18 and 14 percent of the population over the age of
65. This would tend to indicate that the South Miami region is occupied by families with members older than the average in the county.

The racial and ethnic distribution of members in the South Miami community is estimated at 66.8 percent white, 29.6 percent black, and the remaining 3.6 percent other races. It is estimated that the hispanic community in South Miami is represented as 23.8 percent of the overall population. These figures would tend to indicate that the South Miami community is similar in ethnic diversification as computed to the Dade County region which is 72.9 percent white, 20.6 percent black, and 6.5 percent other, with the hispanic population represented at 49.2 percent.

                       POPULATION GROWTH BY MUNICIPALITY


                                   1980                    1992                    %
                                POPULATION              POPULATION              GROWTH

DADE COUNTY                     1,625,509               1,982,901               22.0
Miami                             346,865                 359,973                3.8
Hialeah                           145,254                 195,579               34.6
Miami Beach                        96,298                  93,461               -2.9
North Miami                        42,566                  50,090               17.7
Coral Gables                       43,241                  40,700               -5.9
North Miami Beach                  36,553                  35,268               -3.5
Homestead                          20,688                  27,087               31.1
Opa-Locka                          14,460                  15,255                5.5
Sweetwater                          8,251                  14,096               70.8
Miami Springs                      12,350                  13,230                7.1
South Miami                        10,944                  10,459               -4.4
Miami Shores                        9,244                  10,097                9.2
Hialeah Gardens                     2,700                   9,259              242.9
Key Biscayne**                         --                   8,897               N/A
Florida City                        6,174                   6,067               -1.7
West Miami                          6,076                   5,712               -6.0
North Bay Village                   4,920                   5,550               12.8
Bay Harbor Islands                  4,869                   4,721               -3.0
Surfside                            3,763                   4,204               11.7
Biscayne Park                       3,088                   3,081               -0.2
Bal Harbour                         2,973                   3,033                2.0
El Portal                           2,055                   2,461               19.8
Virginia Gardens                    2,098                   2,199                4.8
Medley                                537                     821               52.9
Golden Beach                          612                     805               31.5
Indian Creek Village                  103                      44              -57.3
Islandia                               12                      13                8.3
Unincorporated Dade               799,053               1,060,739               32.7

*Population estimates subject to revision. **Key Biscayne incorporated in June 1991.
SOURCE:  Dade County Planning Department, and Bureau of Economic Research.


                Dade County Population Growth
                        1950 - 2000

YEAR                     POPULATION                    GROWTH

1950                      495,100                        --
1955                      709,800                       43%
1960                      935,000                       32%
1965                    1,097,200                       17%
1970                    1,267,800                       16%
1975                    1,452,000                       15%
1980                    1,625,800                       12%
1985                    1,775,000                        9%
1990                    1,937,094                        9%
1991*                   1,961,694                        1%
1992*                   1,982,901                        1%
1995**                  2,083,555                        5%
2000**                  2,201,836                        6%

*Estimate of population, subject to revision.
**Projection of population, which is subject to annual adjustment.
Source: Dade County Planning Department; Bureau of Economic and Business Research, and U.S. Dept. of Commerce.

HOUSING

The growth of the region's population has helped to foster a steady residential market. The total household units have increased over the past four decades from 348,946 in 1960 to 771,288 in 1990. This represents an overall increase of 121.0 percent over the period and an annual compound rate of growth of 2.0 percent. The Dade County real estate market reached its peak in 1980 with over 50,145 residences sold. This figure has dipped and climbed over the past decade, but has generally declined with 36,521 sales reported in 1992. Average home prices in the region have generally increased though, indicating that the area has generally been built-out and that demand in the area remains strong. From 1980 through 1992 the average single-family residential home price increased 58.3 percent. The average condominium residence price increased 94.2 percent.

EMPLOYMENT

Employment growth grew rapidly in the region from 1980 through 1988 when it appeared to hit its peak at 891,788. From 1980 through 1988 this represented an overall growth of 18.69 percent. In 1992 the employment in the region was estimated at 878,028, or a drop of 1.54 percent. This rate of employment appears to be stabilized and one would not anticipate further large drops in this figure. The labor force in the area has continued to increase with an overall growth rate of 19.4 percent over the period 1980 through 1992. The present labor force is estimated at 976,024. During the 1980s, the average annual unemployment rate ranged from a low of 5.3 percent to a high of 10.0 percent with an overall average of 7.67 percent. The average unemployment at the end of 1992 was estimated at 10.0 percent compared to 7.4 percent for the U.S.

From 1980 through 1992 the diversity of the employment in the region has greatly increased with 60,364 firms active in the Dade County market. This represents a 32.5 percent change over 1980 levels. The service industry is represented by the largest number of firms, with healthcare firms ranking as the largest component of this sector. Wholesale and retail trade represents the next largest employer in the region. The remaining sectors, which follow in number of companies in their respective order, include finance/real estate, construction, manufacturing, transportation, communications, public utilities, and finally agriculture, forestry, and fishing.

As of April 1993, the top five employers in the Dade County region were:

      Dade County Public Schools            38,310
      Metropolitan Dade County              23,000
      Federal Government                    18,800
      State of Florida                      14,900
      Publix Super Markets, Inc.             8,000

INCOME

The per capita income in Dade County, Florida and the United States in 1990 was $17,823, $18,539, and $18,696, respectively.

In summary, the region of the subject property enjoyed rapid growth in the early 1980s which has stabilized in the early 1990s. Its economic base is diverse, which bodes well for stabilized growth patterns in the foreseeable future. The economy has recovered from Hurricane Andrew, which occurred in 1992, and is well positioned to post economic gains.


NEIGHBORHOOD ANALYSIS

The subject property is located in the center of South Miami approximately three blocks west of the Central Business District. The immediate neighborhood of the subject property is characterized by healthcare development including the HealthSouth Hospital adjacent to the subject and South Miami Hospital two blocks south of the subject.

The neighborhood boundaries include U.S. 1, which runs diagonally south and east of the subject property; and the Palmetto Expressway, which runs in a north-south direction approximately two miles west of the subject. The northern boundary of the subject's neighborhood extends to Southwest 56th Street.

The residential neighborhoods surrounding the subject are diverse in character with the residential area north of the subject generally consisting of lower income families with the areas immediately west and south of the subject experiencing higher income families.

The general neighborhood of the subject can be classified as stable and providing a good location for a medical office structure serving the medical community in the immediate area of the subject.


ZONING

The subject property is zoned "Hospital-MO" by the city of South Miami. This zoning district generally allows for the development of healthcare properties including hospital support function structures.

General requirements in the district require a minimum building site of 10,000 square feet, with front, rear, and side setbacks of fifteen feet, ten feet and ten feet, respectively. Maximum height allowances of four stories or 50 feet is allowed with a maximum floor ratio of 1.6 feet.

The subject building contains 10,255 square feet. In our determination of the building's land site, we have estimated that 19,787 feet would be the adequate amount of land which should be allocated to the subject building to meet all zoning requirements. The remaining portion of the land would approximate 100,000 square feet.

Based upon our analysis of the zoning regulations, the property under the proposed allocation scenario would meet zoning requirements.

A letter of zoning compliance from the City of South Miami is recommended for an official determination regarding any zoning conformity issues.


REAL ESTATE TAXES AND ASSESSMENTS

The subject property is situated in South Miami, and subject to the taxing authority of the City and Dade County. Commercial properties in the City and County are assessed at 100 percent of tax-appraised value for tax purposes. The 1993 millage rate is $28.60 per $1,000 of assessed value. The property is taxed under thirteen parcel numbers. The amount of the assessment and taxes for each parcel is shown on the following chart. The total taxes due on the property $49,901.74.

Folio Number                    Assessment              Tax Amount
- -----------                     ----------              ----------

4025-028-179-00                $ 90,650(L)             $ 2,592.59
4025-028-180-00                $ 84,525(L)               2,417.43
4025-028-181-00                $ 84,525(L)               2,417.43
4025-028-182-00                $ 84,525(L)               2,417.43
4025-028-183-00                $169,050(L)               4,834.85
4025-028-183-00                $  1,000(B)                  28.60
4025-028-184-00                $ 84,525(L)               2,417.41
4025-028-184-00                $  1,000(B)                  28.60
4025-028-185-00                $ 84,525(L)               2,417.43
4025-028-186-00                $ 57,428(L)               1,642.44
4025-028-187-00                $202,983(L)               5,805.33
4025-028-187-00                $  1,000(B)                  28.60
4025-028-188-00                 127,995(L)               3,660.66
4025-028-188-00                $  1,000(B)                  28.60
4025-028-189-00                $103,500(L)               2,960.10
4025-028-190-00                $200,790(L)               5,742.60
4025-028-190-00                $ 62,791(B)               1,795.83
4025-028-191-00                $103,500(L)               2,960.10
4025-028-1921-00               $199,500(L)               5,705.71
                                                       ----------
Total                                                  $49,901.74


(L) = Land Assessment
(I) = Improvement Assessment




SITE ANALYSIS

The subject site is an L-shaped parcel which is located on the northeast corner of Southwest 62nd Avenue and Southwest 70th Street. The subject contains 285 feet of frontage on the north side of Southwest 70th Street and 200 feet of frontage on the south side of Southwest 69th Street. The property contains
138 feet of frontage on the east side of Southwest 62nd Avenue. The building improvements are located on the southwest portion of the site. The remaining portion of the site is improved with paved parking areas and concrete dividers.

Adjacent to the site on its east border is vacant land. The northwest boundaries are also adjacent to a site which is presently unimproved. Across Southwest 69th Street is apartments; across Southwest 70th Street is the HealthSouth Hospital. The topography of the site is flat and at grade with all road frontages. The site is accessed from Southwest 70th Street. According to the records contained at the Tax Assessors Office, the land site contains 119,787 square feet.

Utilities serving the site include water, sewer, telephone, gas and electricity. Police services and fire protection are located in the neighborhood.

Other site improvements consists of general landscaping, asphalt paving, concrete paving and curbing, some trees and general signage.

We are not aware of any detrimental easements or encroachments encumbering the site. Further, we assume that the subject site is not encumbered with detrimental easements or encroachments.

To our knowledge, no environmental study has been conducted on the subject site. As appraisers, we are not qualified to detect hazardous materials. Consequently, our report assumes that there are no environmentally hazardous materials in the site or building that would adversely affect the subject property's value.


BUILDING AND SITE IMPROVEMENTS

Building

The Larkin Annex Building was originally constructed in 1970 with some remodeling made to the building in 1980. The building contains 10,255 square feet in two stories. The building is a Class C structure with concrete foundations and footings. Exterior walls consist of concrete block walls with a stucco covering. The building floors consist of concrete on grade with concrete flooring over metal sheathing for the second level. The roof of the building is concrete over metal with a built-up tar and gravel covering.

The building's interior walls consist of drywall and concrete block partitioning. The wall finishes generally consist of paint and paneling. Portions of the building's ceiling are unfinished with the remaining portion of the building containing drop-down acoustical panels. Floor finishes consist of unfinished concrete areas on the first floor with the remaining sections of the building being carpeted.

The building contains five water closets, four ceramic sinks, two urinals, one slop sink and one water cooler. The building is heated and cooled by roof-top units. The building contains incandescent and fluorescent light fixtures in conduit. The building houses a two-stop elevator.


Site Improvements

Site improvements consist of asphalt paving, lighting and fencing.

More detail descriptions of the building and site improvements are included in the Exhibit section of this report.


CONDITION OF IMPROVEMENTS AND OBSOLESCENCE

The building is in good overall condition. It appears to have been adequately maintained. No significant deferred maintenance was indicated from the appraiser's inspection of the property. There does not appear to be any functional or economic obsolescence.

                              HIGHEST AND BEST USE


The Appraisal Institute defines "highest and best use" as follows:

         "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value"

         [The Appraisal of Real Estate, p. 45, 10th Ed. published by The Appraisal Institute.]

The four categories of highest and best use analysis are:

         1. Physically Possible - Uses which are physically possible for the site and improvements being analyzed.

         2. Legally Permissible - Uses permitted by zoning and deed restrictions applicable to the site and improvements being analyzed.

         3. Financially Feasible - This step identifies if the physically possible and legally permitted alternatives produce a net income equal to or greater than the amount needed to satisfy operating expenses.

         4. Maximally Productive - This step clarifies which of the financially feasible alternatives provides the highest value consistent with the rate of return warranted by the market for a particular use.

There are two types of highest and best use: THE HIGHEST AND BEST USE OF LAND AS VACANT and THE HIGHEST AND BEST USE OF A PROPERTY AS IMPROVED. Both types are discussed as follows using the four categories of highest and best use.

As Vacant

The purpose of this analysis, given the site is vacant or can easily be made vacant, is to determine if something should be constructed on the site, and, if so, what should be constructed on the site.


PHYSICALLY POSSIBLE

The size and shape of the subject site is adequate for the development of a number of alternative uses including small residential, commercial, office/institutional, industrial and special-purpose properties. The site possesses good access and visibility.


LEGALLY PERMISSIBLE

As stated earlier in the Zoning section of this report, the property is currently zoned "Hospital-MO". Permitted uses in this general zoning are specific and allow for healthcare and hospital-related uses. Potential legal uses would include specialty and general hospitals, clinics, and hospital support buildings.

Surrounding uses include the hospital, other professional office uses, some apartments and some old single-family residential properties. These use patterns would likely preclude industrial, retail or future single-family development on the site.


FINANCIALLY FEASIBLE

Having established that the site is physically suited for and legally restricted to institutional development, the next consideration is economic feasibility. Financially feasible uses for the site, if vacant, are those uses that would generate an economic return to the land. New hospital-related development on the north and east sides of the building indicate that new development is financially feasible. HealthSouth Medical Center is planning an additional office adjacent to the subject.

MAXIMALLY PRODUCTIVE

The maximally productive use is a financially feasible use that would produce the greatest land value. Office/institutional use is physically possible and legally permissible, and new development is financially feasible. Based on this analysis, the current highest and best use of the land, if vacant, would be for institutional development.


As Improved

The subject site is currently improved with a 10,255 rentable square foot office/specialty building, with an adjacent parking deck and associated site improvements. The purpose of this discussion is to determine whether to leave the improvements as they are, to modify the improvements or to remove the improvements.


PHYSICALLY POSSIBLE

It would obviously be physically possible to leave the improvements as they are, to demolish the existing improvements and replace them with new improvements, or to make minor repairs to the deferred maintenance items on the property. The improvements are considered functional.


LEGALLY PERMISSIBLE

The improvements, as improved, are a legal conforming use according to the City of South Miami, zoning guidelines. Under the zoning, the property could remain as it is, be torn down or renovated.


FINANCIALLY FEASIBLE

The highest and best use of the land, if vacant, was to develop with an office/institutional use based on the adjacent hospital's growth needs. Of the physically possible and legally permissible changes that could be made to the existing facility, demolishing the building would significantly reduce the current asset value, and would not be financially feasible. It would, however, be financially feasible to correct any deferred maintenance.


MAXIMALLY PRODUCTIVE

The maximally productive use for the existing property is the financially feasible use that produces the greatest property value. The only financially feasible use is to correct any deferred maintenance that currently exists.
This will enable to the property to remain competitive in the leasing market. The highest and best use, as improved, is to not make any major changes to the current asset use. The improvements represent the current highest and best use of the property.

                               VALUATION SECTION

VALUATION METHODOLOGY

There are three principal methods to estimate the market value of the assets of the subject property. These are summarized as follows:

         COST APPROACH: This method is based on the principle of substitution, whereby no investor would prudently pay more for a property than it costs to buy land and build a comparable new building. The market value is estimated by calculating the replacement costs of a new building and subtracting all forms of depreciation and obsolescence present in the existing facility. This provides a depreciated value of the subject improvements if replaced new. The estimate of the current value of the subject land is then added to provide a market value of the property.

         DIRECT SALES COMPARISON APPROACH: The principle of substitution also says that market value can be estimated as the cost of acquiring an equally desirable substitute property, assuming no costly delay in making the substitution. This method analyses the sales of other comparable improved properties. Since two properties are rarely identical, the necessary adjustments for differences in quality, location, size, services and market appeal are a function of appraisal experience and judgment.

         INCOME APPROACH: This method is based on the principle of anticipation, which recognizes that underlying value of the subject property can be estimated by its cash flow or stream of earnings. This approach simulates the future earnings for the property, and converts those earnings into a present market value estimate.

Consideration has been given to each of the three methods to arrive at a final opinion of value. Due to the specialized nature of the subject property with its limited zoning and the need to provide parking to the adjacent hospital few similar transactions could be found to arrive at a reliable comparison. Therefore, we have not considered the Direct Sales Comparison Approach as being an appropriate valuation approach for the subject. The application of the Cost and Income Approaches to value is further discussed in the appropriate sections which follow.

                                 COST APPROACH


In the Cost Approach, the subject property is valued based upon the market value of the land, as if vacant, to which is added the depreciated replacement cost of the improvements. The replacement cost new of the improvements is adjusted for accrued depreciation resulting from physical deterioration, functional obsolescence, and external (or economic) obsolescence.

The cost analysis involves three basic steps:

         o       Land value estimate.

         o       Estimated replacement cost of the improvements.

         o       Estimation of the accrued depreciation from all causes.

The sum of the market value of the land and the depreciated replacement cost of the improvements and equipment is the estimated market value via the Cost Approach.


Land Valuation

Land valuation, assuming the site is vacant, is based upon the following steps:

         o A comparison with recent sales and/or asking prices for similar land.

         o Interviews with reliable real estate brokers and other informed sources who are familiar with local real estate activity.

         o       Our experience in estimating land values.

The following sales are located within the general market area of the subject property and are considered to be representative of market activity and conditions as of the valuation date. Unless otherwise indicated, the sales involved arm's length transactions that conveyed a fee simple interest, and only real property was included in the transactions.

Land Comparable Number 1

Folio Number:                              09-4025-028-1970, 1980, 1990, 2020, 2030, 2040, and 2041

Location:                                  5965 SW 70th Street

Size:                                      65,550 square feet

Sale Date:                                 May 1991

Deed Book/Page:                            15020-0214

Grantor:                                   Francisco Montana and W. Rosario

Grantee:                                   Mauricio Montana

Sale Price:                                $1,100,000

Price Per Square Foot:                     $16.78

Terms of Sale:                             All Cash

Shape:                                     Rectangular

Zoning:                                    South Miami Commercial

Utilities:                                 All utilities are available.

Comments:                                  Property is two blocks east of subject and is presently improved with a five-story parking garage.

Land Comparable Number 2
- ------------------------
Folio Number:                              09-4025-028-1940, 1960

Location:                                  6920 SW 59th Avenue

Size:                                      9,450 square feet

Sale Date:                                 April 29, 1993

Deed Book/Page:                            15795-3698

Grantor:                                   Imperial Bank

Grantee:                                   A. Building, Inc.

Sale Price:                                $140,000

Price Per Square Foot:                     $14.81

Terms of Sale:                             All Cash

Shape:                                     Rectangular

Utilities:                                 All utilities are available.

Comments:                                  This parcel is presently vacant.

Land Comparable Number 3

Folio Number:                              03-4120-017-1580

Location:                                  Northeast corner of San Lorenzo and LeJeune Road, 4251 LeJeune Road

Size:                                      21,805 square feet

Sale Date:                                 February 1993

Deed Book/Page:                            15822-3213

Grantor:                                   Commerce Bank

Grantee:                                   Goldcoast Partners Properties Co.

Sale Price:                                $650,000

Price Per Square Foot:                     $29.80

Terms of Sale:                             All Cash

Shape:                                     Rectangular

Zoning:                                    Coral Gables Commercial

Utilities:                                 All utilities are available.

Comments:                                  This parcel is presently being improved with an office building.

A summary of the land sales is shown as follows:


                              SUMMARY OF LAND COMPARABLES

    LAND                                       SALE            SIZE         PRICE
 COMPARABLE      LOCATION                      DATE            (SF)         PER SF

      1          5965 SW 70th Street           05/91          65,550        $16.78
      2          6920 SW 59th Avenue           04/93           9,450        $14.81
      3          4251 LeJeune Road             02/93          21,805        $29.80
   SUBJECT       6129 SW 70TH STREET                         119,787



Discussion of Land Comparables

LAND COMPARABLE 1 is approximately two blocks east of the subject in a very comparable neighborhood as the subject. This sale has been adjusted upward due to the age of the sale. All factors for location, utility, topography appear to be equal and no adjustment for these occurrences appeared warranted. A downward adjustment is warranted for parcel size due to the comparable's smaller size. An additional downward adjustment has been made due to the subject's limited zoning classification. The adjustments are shown on a Land Sale Adjustment Grid at the end of this discussion. The adjusted price per square foot of this comparable is $14.10 per square foot.

LAND COMPARABLE 2 is approximately one block east of the subject in a very comparable neighborhood as the subject. No time adjustments to this sale were made. All factors for location, utility, topography appear to be equal and no adjustment for these occurrences appeared warranted. A large downward adjustment is warranted for parcel size due to the comparable's smaller size. An additional downward adjustment has been made due to the subject's limited zoning classification. The adjustments are shown on a Land Sale Adjustment Grid at the end of this discussion. The adjusted price per square foot of this comparable is $10.37 per square foot.

LAND COMPARABLE 3 is a smaller sized parcel located on a heavily travelled thoroughfare approximately one mile east of the subject property. No time adjustment was made to this sale. A significant downward adjustment to this sale was made for location. A slight downward adjustment was also made for size. An additional downward adjustment has been made due to the subject's limited zoning classification. The adjustments are shown on a Land Sale Adjustment Grid at the end of this discussion. The adjusted price per square foot of this comparable is $11.92 per square foot.

The adjusted land prices range from $10.37 per square foot to $14.10 per square foot, with the prices of sales number one and two being the most representative of the subject parcel. Based on our analysis of the subject versus these comparables, it is our opinion that a land price of $12.00 per square is representative of the subject site in its entirety. The 19,787 square foot portion of the site which is will be allocated to the building should have a square foot estimate greater than the entire site due to its smaller size. Based upon its smaller size it is our opinion that a 25 percent, or $3.00, premium should be applied to this portion of the site. The value of the subject sites as portioned would reasonably be represented as follows:

                                 ANNEX BUILDING

            19,787 SF  x  $15.00/SF  =  $296,805 rounded to $300,000

                                  EXCESS LAND

                      100,000 SF x $12.00/SF = $1,200,000

                          LAND SALE ADJUSTMENT GRID
                            Larkin Annex Building
                             South Miami, Florida


                           Subject     Land Comp   Land Comp   Land Comp
  Element                                 #1          #2          #3

Sale Price/SF                            $16.78      $14.81      $29.80

Property Rights           Fee Simple     Same        Same        Same
  Adjustment
                                    ------------------------------------
Adjusted Price/SF                        $16.78      $14.81      $29.80

Financing                    Cash        Cash        Cash         Cash
  Adjustment
                                    ------------------------------------
Adjusted Price/SF                        $16.78      $14.81      $29.80

Conditions of Sale                       None        None        None
  Adjustment
                                    ------------------------------------
Adjusted Price/SF                        $16.78      $14.81      $29.80

Market/Time
  Adjustment                                  5%          0%          0%
                                    ------------------------------------
Adjusted Price/SF                        $17.62      $14.81      $29.80

Other Adjustments:
  Location Adjustment                         0%          0%        -40%
  Topography Adjustment                       0%          0%          0%
  Size Adjustment                           -15%        -25%        -15%
  Zoning Adjustment                          -5%         -5%         -5%
    Net Other Adjustments                   -20%        -30%        -60%

FINAL ADJUSTED PRICE PER SF              $14.10      $10.37      $11.92
                                    ====================================

Building and Site Improvements

The building and site improvements have been valued on the basis of replacement cost less accumulated depreciation. The cost new was estimated via the segregated cost method, with cost factors obtained from Marshall Valuation Services, Inc., a national cost manual. The unit cost includes both direct and indirect costs, with adjustments made for special building features, construction quality, time and location. The composite unit cost has then been applied to the gross square footage of the building to derive the replacement cost new. The total project replacement costs for the subject office is estimated to be $1,006,376.

The total accumulated depreciation of a structure represents the loss in value due to physical deterioration, functional obsolescence, or external (or economic) obsolescence. Economic life of a structure or improvement is the period over which they contribute to the value of the property. These terms are defined as follows:

        Physical Deterioration: The loss in value due to deterioration or ordinary wear and tear, i.e., natural forces taking their toll of the improvements. This begins at the time the building is completed and continues throughout its physical life.

        Functional Obsolescence: The loss in value due to poor plan, functional inadequacy, or super-adequacy due to size, style, design, or other items. This form of depreciation occurs in both curable or incurable forms.

        External (or Economic) Obsolescence: The loss in value caused by forces outside the property itself. It can take many forms such as excessive noise levels, traffic congestion, abnormally high crime rates, or any other factors which affect a property's ability to produce an economic income, thereby causing a decline in desirability. Other forms of economic obsolescence may include governmental restrictions, excessive taxes, or economic trends.

        Economic Life: The economic life of a good quality medical office buildings is typically 40 to 50 years. For the subject Class C building, we have assumed an economic life of 40 years.

        Remaining Economic Life: Remaining economic life can be defined as the number of years remaining in the economic life of the structure or structural components as of the date of the appraisal.

Marshall Valuation Services, Inc., and the actual experience of other buildings in the market, were use to estimate the overall economic life of the improvements. The assignment of economic lives assumed that, except for the building shell and foundation, building components would be replaced periodically over the life of the building.


Physical Depreciation

The amount of physical depreciation and obsolescence in the subject building is judged normal for a building of this age. Observation of the subject property indicated that the structure and related component parts have been adequately maintained through a continuous maintenance service program.

The subject property was originally constructed in 1970 with some renovations performed in 1980, and it is in fair to good condition. After taking into consideration all significant physical factors affecting the subject property, it is judged that the subject office building and parking garage has an effective age equal to 20 years. The remaining useful life is estimated to be 20 years. This translates into a physical depreciation estimate of 50 percent (20 years divided by 40 years). The amount of depreciation attributable to the property has been estimated on a straight-line basis, which is founded on the assumption that depreciation of a property occurs equally throughout its economic life.

The elements which make up site improvements have shorter economic lives than the building. We have estimated the aggregate useful lives of these items to be 15 years with an effective age of seven years and a remaining useful life of five years. Therefore, the depreciation rate attributable to the site improvements on a straight-line basis is estimated to be approximately 50 percent. Entrepreneurial profit and miscellaneous replacement costs are depreciated at a blended depreciate rate.

The total depreciated value for the office building is estimated to be $428,188.

COST APPROACH CONCLUSION

The schedule on the following page is a summary of the estimated replacement cost by category for the subject building and improvements plus estimates of all forms of depreciation.

Based on the investigation as previously defined, the market value of the subject property by the Cost Approach, as of September 29, 1993, is:

                 Larkin Annex Building Site         $800,000
                                                    ========
                 Excess Land Site                 $1,200,000
                                                  ==========

                          SUMMARY OF REPLACEMENT COSTS

LARKIN ANNEX BUILDING

                                                                                                     Replacement
                                                                                                        Cost
                                                                                                     -----------
         Excavation and Site Preparation                                                             $      977
         Foundation                                                                                      20,865
         Frame                                                                                           46,180
         Exterior Walls                                                                                 108,106
         Floors                                                                                          61,935
         Roof                                                                                            38,350
         Roof Cover                                                                                      13,775
         Partitioning and Built-In Items                                                                173,242
         Ceilings                                                                                        30,005
         Floor Coverings                                                                                 29,766
         Plumbing                                                                                        53,847
         Heating, Ventilation and Air Conditioning (Net)                                                 58,371
         Electrical                                                                                      61,674
         Other Features                                                                                  33,916
                                                                                                     ----------
         Total Labor, Materials, Incidentals and Profit                                              $  731,009
         Architect Fees, Plans and Specifications                                                    $   25,585
         Architect Fees, Supervision                                                                     21,930
         Add: Miscellaneous Fees                                                                         77,852
                                                                                                     ----------
         Total Replacement Cost of Building                                                          $  856,376
            Less: Depreciation at 50%                                                                  (428,188)
                                                                                                     ----------
         Total Depreciated Value of Building                                                         $  428,188
         Land Improvement Replacement Cost                                              $  150,000
            Less: Depreciation at 50% (5/10)                                               (75,000)
                                                                                        ----------
         Depreciated Value of Land Improvements                                                      $   75,000
         Add: Land Value of Building Site                                                               300,000
                                                                                                     ----------
         Total Value of Building Site                                                                $  803,188
         Rounded to:                                                                                 $  800,000
                                                                                                     ==========
         Land Value of Excess Land Site                                                              $1,200,000
                                                                                                     ==========

                                INCOME APPROACH


The Income Approach is based on the principle of anticipation, and has as its premise that value is represented by the present worth of expected future benefits. The price that an investor will pay for an income property usually depends on the anticipated income stream. The Income Approach represents an attempt to simulate the future cash flows for the property, and to quantify the future benefits in present dollars.

The subject property is one of nine professional office buildings that HealthSouth is selling for the purpose of establishing a real estate investment trust (REIT). HealthSouth Corporation, the seller, will provide a net rental guarantee in the form of a master lease. The REIT, as the new property owner, will receive the net rental master lease rate per square foot of rentable office area regardless of the rental rates charged or received from the actual physician/tenants.

This master lease is a credit enhancement vehicle that will enable the REIT issuer to sell the REIT shares. It will also allow HealthSouth leasing flexibility for the office space. HealthSouth can lease office space to various physicians at different rates and terms, or they can use the office space for hospital purposes.

The appraisers received a draft of the form of the master lease agreement, but the actual master lease agreements for each property are not yet available. For the purpose of our Income Approach, the gross income will be the master lease rate for each property times the rentable building area. We reserve the right to modify the Income Approach valuation if the actual master lease for each property differs significantly from the draft lease presented to us.

For the purpose of our analysis we have separated the building site from the excess land site in estimating values for the Income Approach to value.__

BUILDING SITE

Based upon the lease rental rate provided, the gross income for the subject property is calculated as follows:

                      10,255 SF  x  $11.00/SF  =  $112,805

The subject appraisal assumes that 100 percent of the income is guaranteed through the master lease agreement. Since the leased fee interest is being appraised, there is no deduction for vacancy or credit loss. We have verified the reasonableness of this rental rate by conducting a return analysis of the property based upon the expected remaining lives of the improvements and investments rates of return found in the marketplace. A schedule of this analysis is found in the Exhibit section of this report. Based upon this analysis, utilizing a required rate of return of 10 percent on land and 12 percent to 14 percent rate on improvements, the annual rental rate would be anticipated to approximate $10.39 to $11.20 per square foot. The rate established in the master lease appears to be reasonable.

Since the master lease provides for an income level to the REIT net of all operating expenses, the only out-of-pocket expenses to the REIT will be accounting, legal and internal administration or management expenses. These management expenses are estimated at five percent of effective gross income, or $5,640, based on the management experience of other properties. The net operating income for the property is $112,805 less $5,640, or $107,165.

Although we have not utilized the Direct Sales Comparison Approach to arrive at an indication of value for the subject property, we have conducted a survey of office building sales in the region of the subject in order to abstract an overall rate for capitalization. The full details of these sales are located in the Exhibit section of this report and are summarized as follows:

 Sale No.    Property Location                                   Sale Date            OAR (%)

    1        One 7000 Place, South Miami, Florida              October 1992           11.33%
    2        Professional Arts Center, Miami, Florida         September 1992          10.45%
    3        Kingston Plaza, Broward County, Florida            August 1992           10.18%

The direct capitalization, or overall rates, for these comparables ranged from
10.18 percent to 11.33 percent. We believe that the cap rate associated with the subject property would fall below the rates found above due to the more stabilized nature of the present market and the overall reduction in interest rates since these sales occurred. We believe that an overall capitalization rate of 9.5 percent would be appropriate for the subject property under its master lease agreement.

Therefore, it is our opinion that the market value of the office site by the Income Approach is calculated and rounded as follows:

                  Net Operating Income/OAR  =  Estimated Value

                          $107,165/.095  =  $1,128,053

                            Rounded to:  $1,100,000
                                         ==========

Excess Land Site

The gross annual rental associated with the excess land site is stated at an annual rate of $120,000. This rate represents a 10 percent annual return to the investor and appears appropriate based upon the stability of land prices in the immediate region of the subject.

Since the master lease provides for an income level to the REIT net of all operating expenses, the only out-of-pocket expenses to the REIT will be accounting, legal and internal administration or management expenses. These management expenses are estimated at five percent of effective gross income, or $6,000, based on the management experience of other properties. The net operating income for the property is $120,000 less $6,000, or $114,000.

We believe that the overall cap rate associated with this income stream would be similar to the office building site and have used an overall capitalization rate of 9.5 percent as being appropriate.

Therefore, it is our opinion that the market value of the office building site by the Income Approach is calculated and rounded as follows:

                  Net Operating Income/OAR  =  Estimated Value

                          $114,000/.095  =  $1,200,000

                            Rounded to:  $1,200,000
                                         ==========

                           CORRELATION AND CONCLUSION


We have considered two approaches to value in order to estimate the value of the Larkin Annex and excess land site. The two approaches are summarized as follows:

                                                              Building Site            Excess Land
                                                              -------------            -----------
         Cost Approach  . . . . . . . . . . . . . . . . . . . . $  800,000 . . . . . .  $1,200,000

         Income Approach  . . . . . . . . . . . . . . . . . .   $1,100,000 . . . . . .  $1,200,000

The Cost Approach involved a detailed analysis of the individual components of the property. These costs were estimated using sources which were considered to be reliable. However, estimating the replacement cost and all forms of depreciation for an older building is unreliable. For these reasons, this approach is considered only a fair indicator of value for the subject property.

The Income Approach normally provides the most reliable value estimate for professional office buildings such as the subject. Although many buyers of professional office buildings are owner/occupants, these buyers are generally aware of a property's cash flow potential and its value from an investor's perspective. For this reason, the Income Approach is considered the best indicator of value for the subject property.

Based on this analysis, it is our opinion that the market value of the Larkin Annex Building and excess land site, as of September 29, 1993, and based on the assumptions and limiting conditions in this report, is:

                 Larkin Annex Building Site                                $1,100,000
                                                                           ==========

                 Larkin Annex Excess Land Site                             $1,200,000
                                                                           ==========